[redacted]

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

08005271

BY COURIER

No/Date : ΓΔΙ : 482 | 29-9-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

SEC Mail Processing
Section

OCT 01 2008

Washington, DC
111

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
OCT 15 2008
THOMSON REUTERS

Enclosure

- An Announcement

dlw 10/9

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

In line with PPC's policy to provide reliable and timely information, the company announces that, with respect to the evolution of PPC financial performance for 2008 and based on the current data, the financial results of the second half of 2008 are expected to be worse than those of the first half.

The reason for this estimate is that the increase of expenses for imported fuels (oil, natural gas), purchases from third parties in order to fully meet demand, as well as increased expenses for CO_2 emission rights, significantly exceed our initial estimates and more than offset the increase in revenues stemming from higher sales and tariff increases during the last 12 months.

All other operational expenses remain within budget.

Athens 29-9-2008

END